SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                           SEC FILE NUMBER:  0-6334

[X] Form 10-K and Form 10-KSB  [  ] Form 20-F  [  ] Form 11-K  [  ] Form 10-Q
and Form 10-QSB     [  ] Form N-SAR

For Period Ended:     March 31, 2000
                     ---------------------------------------------

      [  ] Transition Report on Form 10-KSB
      [  ] Transition Report on Form 20-F
      [  ] Transition Report on Form 11-K
      [  ] Transition Report on Form 10-Q
      [  ] Transition Report on Form N-SAR

For the transition period ended _____________________________________ .


     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I - Registrant Information

Full Name of Registrant:   AURIC METALS CORPORATION
                           ------------------------
      Former Name if Applicable:   Not Applicable
                                 ------------------
      Address of Principal Executive Office (Street and Number):
      1475 Terminal Way, Suite E
      Reno, NV 89502

     Former Address:
     1800 East Sahara, Suite 107
     Las Vegas, NV 89104

PART II - Rules 12b-25 (b) and (c)

      [X]   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

      [X]   The subject report on 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date;

      [X]   The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached, if applicable.

PART III - Narrative

     The Company is in the process of appointing new auditors to audit the financial statements for the year ended March 31, 2000. The Company's previous auditors, Andersen, Andersen & Strong ("AAS"), have indicated that they are unable to complete the audit for the year because one of the two partners of the firm, who would be the concurring partner, has taken a leave of absence from the firm for health reasons, and will not return for a lengthy period. The Company has selected a new auditing firm, sent the necessary financial information to the new firm and the Company believes this accounting firm is in the process of completing the audit. It is anticipated all required information will be obtained, and the financial statements completed, on or about July 14, 2000. The Company expects that the audited financial statements and Form 10-KSB will be completed shortly thereafter for a filing on or before July 14, 2000. The change in auditors described above has not been a result of any disagreements between the Company and AAS on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures.

PART IV - Other Information

      (1) Name and telephone number of person to contact in regard to this notification:

            Marc J. Schwartz         (800) 537-9165 Ext. 206

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                      [X]  Yes      [  ]  No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                      [ ]  Yes      [X ]  No

     AURIC METALS CORPORATION has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                            AURIC METALS CORPORATION


   Date:     June 29, 2000                  By: /s/ Marc J. Schwartz
                                               -------------------------
                                                 Marc J. Schwartz
                                                 Vice President and
                                                 Secretary/Treasurer

Andersen, Andersen & Strong, L.C.
Certified Public Accountants and Business Consultants
941 East 3300 South, Suite 202
Salt Lake City, UT 84106
Telephone: 801-486-0096
Fax: 801-486-0098
E-mail: KAndersen@msn.com



                                June 29, 2000


James C. Lewis
LEWIS LAW OFFICES
10 West 100 South, Suite 600
Salt Lake City, Utah 84101

Dear Mr. Lewis:

     We have acted as the auditors for Auric Metals Corporation (the "Company"), for the past several years, and were in the process of preparing the audit for the year ended March 31, 2000. However, we have recently informed the Company that our firm will be unable to complete the audit for the year because one of the two partners in our firm, who would be the concurring partner, has taken a leave of absence from the firm for health reasons, and will not return for a lengthy period. It is my understanding that, as a result of the Company being informed of this firm's situation, the Company has selected a new auditing firm and is in the process of having the audit prepared. This firm's decision was not a result of any disagreements between the Company and our firm on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures.

      Because Auric Metals Corporation is required to file a Form 10-KSB with the SEC by the end of June 2000, we are requesting that you file the necessary forms to extend the filing due date for an additional 15 days. Please call us if there are any problems in getting the extension. We appreciate your attention to this matter.

                                          Sincerely,

                                          ANDERSEN, ANDERSEN & STRONG, LC

                                          /s/ Gerald K. Strong, CPA

                                          Gerald K. Strong, CPA